SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PROSPECTUS FILED PURSUANT TO RULE 425 UNDER THE SECURITIES
ACT OF 1933 AND DEEMED FILED PURSUANT TO RULE 14D-2 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

May 8, 2002

TELIA AB
(Name of Filer)

SONERA CORPORATION
(Subject Company)

0-30340

(Exchange Act File No. of Subject Company)

THE FOLLOWING IS AN ARTICLE WHICH WAS PUBLISHED IN THE FINANCIAL TIMES ON MAY 7, 2002.

Telia maintains Sonera deal is still on track
By Christopher Brown-Humes in Stockholm
(Financial Times, May 7, 2002, Pp.20)

Telia, the Swedish national telecoms carrier, insisted yesterday that its merger with Sonera of Finland was on track, in spite of a sharp fall in its shares since the all-share deal was announced in March.

Telia’s shares have plunged 20 percent since March 26 and closed at a record low yesterday of SKr28 after the company warned it might miss its revenue growth target this year. The shares were listed at SKr85 two years ago.

Some analysts believe the general gloom surrounding the European telecoms sector could threaten the Sonera deal or force Telia to raise its bid. The uncertainty has lead to a widening spread between Sonera’s share price and the price at which Sonera shares will be exchanged for Telia shares

But Telia reiterated its commitment to the deal, which will create the leading telecoms group in the Nordic and Baltic region and the first cross border merger of European telecoms incumbents.

“We haven’t changed our view of the deal,” said Bo Jacobsson, Telia’s finance director, “The same rationale and scope for synergies exists as when the deal was first announced.”

The merger is backed by the Swedish and Finnish governments, the majority owners in Telia and Sonera respectively. Analysts said that it would be deeply embarrassing for Telia if the deal collapsed, given its previous failed attempts to merge with Telenor of Norway.

One point of uncertainty relates to the amount of cash Telia could be forced to pay Sonera shareholders. Under Finnish law, if a minority of shareholders do not tender their shares in a bid, the bidder must offer them a cash sum equivalent to the target’s average share price over the previous twelve months. Shareholders who have accepted must also get the cash top-up. In Sonera’s case, the cash price is worth more than the share exchange price.

Telia has reserved the right to walk away from the deal if it has to pay out more than €300m ($275m) in cash. At its current share price, it would probably have to pay more than that, although the Finnish law is subject to differing interpretations.

Marianne Nivert, Telia’s outgoing chief executive, warned the company would find it hard to hit its eight percent revenue growth target this year, reinforcing investor worries about the slow down in the mature European telecoms market. The company disclosed pre-tax profits of SKr535m ($53m) for the first quarter on sales of SKr13.9bn. In the same period a year ago, profits were SKr502m on sales of

SKr13.6bn.

It also announced that Telia Overseas, its 65 percent owned subsidiary, would be selling its 26 percent stake in India’s Bharti Mobile to Bharti Televentures. The transaction will give Telia a SKr600m capital gain.

Additional Information

The combination of Telia and Sonera will be implemented through an exchange offer made by Telia to the shareholders of Sonera. This presentation is neither an offer to purchase nor a solicitaion of an offer to sell shares of Sonera. Any offer in the United States will only be made through a prospectus which is part of a registration statement on Form F-4 that will be filed with the U.S. Securities and Exchange Commission (the “SEC”). Sonera shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4 and the prospectus included therein, the Schedule TO and other documents relating to the offer that will be filed by Telia with the SEC because these documents will contain important information relating to the offer. You are also urged to read the related solicitation/recommendation statement on Schedule 14D-2 that will be filed with the SEC by Sonera relating to the offer. You may obtain a free copy of these documents after they are filed with the SEC and other documents filed by Telia and Sonera with the SEC at the SEC’s web site at www.sec.gov. Once such documents are filed with the SEC, you will also be able to inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, the Schedule TO and the Schedule 14D-2 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting Telia AB, Investor Relations, SE-12386 Farsta, Sweden Attention: External Communications and Investor Relations (tel: 46 8 7137143), or Sonera Corporation, Investor Relations, Teollisuuskatu 15, P.O. Box 106, FIN-00051 SONERA, Finland, Attention: Investor Relations (tel: 358 20401). YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-2 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.